

March 21, 2011

Paul J. Mulano
Chief Financial Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

    Re: **Pulaski Financial Corp.**
            Form 10-K for Fiscal Year Ended September 30, 2010
            Form 10-Q for Fiscal Quarter Ended December 31, 2010
            File No. 000-24571

Dear Mr. Mulano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response. Please file your response on EDGAR.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Period Ended September 30, 2010

Exhibit 13

Retail Mortgage Lending, page 6

1. We note your disclosure on page 7 that you have charged to earnings "amounts potentially due to the Company's loan investors under guarantees related to loans that were previously sold and became delinquent or defaulted". Considering the materiality of these charges to your net income, please revise future filings beginning with your next Form 10-Q, to disclose the information required by paragraphs 3-5 of ASC 450-20-50 as it relates to this exposure. In particular, to the extent that it is at least reasonably possible

that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. We also remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources, such as increases or decreases in the volume or amount of claims. Please revise your discussion on page 7, or elsewhere if appropriate, to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties.

2. Please revise your future filings to provide a roll forward of the reserve as well as a roll forward of repurchase requests received for each period presented. Separately quantify the total outstanding exposure of loans sold with recourse. To the extent you loans were sold with varying levels of recourse, identify that fact as well as the nature of the levels of recourse, and quantify the amounts sold at each level of recourse.

Allowance for loan losses, page 16

3. Please revise to clarify the balance of loans for which you determine impairment based on the collateral value less costs to sell method and the discounted cash flow method. Revise your disclosure to clarify the statement here that you primarily use the discounted cash flow method with your disclosure on page 19 that your loans are typically collateralized by real estate. In particular, clarify the reasons for using a discounted cash flow model instead of the collateral value and discuss whether your allowance would be materially different if you did.

Form 10-Q for the Period Ended December 31, 2010
8. Loans Receivable, page 13

4. Please revise your filing beginning with the next Form 10-Q to include all of the disclosures required by ASC 310-10-50 in your interim financial statements.

10. Fair Value Measurements, page 17

5. Please revise your future filings to disclose specifically how often you obtain updated appraisals for your collateral dependent loans. Describe the types of adjustments made to the appraisals as a result of outdated values or other factors. Please provide these disclosures by loan type.

6. Please revise your future filings to disclose the steps you take, if any, to validate the fair value estimates of the collateral securing impaired loans and your real estate acquired in settlement of loans.

7. Please revise to more specifically describe the types and sources of the adjustments made to the fair value of your real estate acquired in settlement of loans subsequent to transfer from the loan portfolio.

Non-Performing Assets and Allowance For Loan Losses, page 32

8. We note your disclosure on page 16 regarding the amount of impaired loans with no required valuation allowance. Please revise your disclosure to discuss the in detail the reasons why these loans are considered impaired but do not require a valuation allowance. Provide this disclosure by loan type and explain the reasons for variations between periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Blakeley Lindsey at (202) 551-3303 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Branch Chief